Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Disposal of Shares by Person Discharging Managerial Responsibility

The Company was notified on 30 October 2007 that, on 30 October 2007, James Chambers disposed of 20,000 ordinary shares in the capital of the Company at a price of £6.30 per share following the vesting of shares awarded under the Company’s International Share Award Plan 2002.

Acquisition of Shares by Persons Discharging Managerial Responsibility

The Company was notified on 31 October 2007 that on 31 October 2007, Henry Udow acquired 1,184 ordinary shares in the capital of the Company (held as 296 American Depository Receipts (“ADRs”)) at a price of $33.7025 per ADR following the exercise of options under the Company’s US Employees Share Option Plan 2005.

The Company was notified on 31 October 2007 that on 31 October 2007, Matthew Shattock acquired 1,780 ordinary shares in the capital of the Company (held as 445 ADRs) at a price of $33.7025 per ADR following the exercise of options under the Company’s US Employees Share Option Plan 2005.

All the transactions took place on the London Market.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills

Director of Group Secretariat

Tel: 020 7830 5183

31 October 2007